SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

(SCHEDULE 13D)
Under the Securities Exchange Act of 1934

FRANKLIN CREDIT MANAGEMENT CORPORATION
-----------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
-----------------------------------------------------------------------
                         (Title of Class of Securities)


                                  353487101
-----------------------------------------------------------------------
                                 (CUSIP Number)

                              LAWRENCE J. GOLDSTEIN
                              1865 PALMER AVENUE
                              LARCHMONT, NEW YORK  10538

                                 (914) 833-0875
-----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               MARCH 4, 2005
-----------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 12 Pages)

CUSIP No. 353487101                     13D         Page 2 of 12 Pages


_______________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SANTA MONICA PARTNERS, L.P., SMP ASSET MANAGEMENT, LLC, SANTA MONICA PARTNERS II, L.P., SANTA MONICA PARTNERS ASSET MANAGEMENT LLC AND LAWRENCE J. GOLDSTEIN GROUP
_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]

_______________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________
4    SOURCE OF FUNDS

          WC

_______________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]



_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

_______________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         SEE BELOW

   SHARES
_______________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    SEE BELOW
  OWNED BY

_______________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         SEE BELOW

CUSIP No. 353487101	                  13D         Page 3 of 12 Pages


  PERSON
_______________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    SEE BELOW

_______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     317,619

_______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES


[_]

_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.24%

_______________________________________________________________________
14   TYPE OF REPORTING PERSON

     IA

_______________________________________________________________________
______________________________________________________________________


_______________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SANTA MONICA PARTNERS, L.P.     13-3100474
	    SMP ASSET MANAGEMENT, LLC	    42-1582561
_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]
_______________________________________________________________________
3    SEC USE ONLY

_______________________________________________________________________
4    SOURCE OF FUNDS

          WC

CUSIP No. 353487101                     13D         Page 4 of 12 Pages

_______________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]



_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

_______________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         295,319

   SHARES
_______________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY

_______________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         295,319

  PERSON
_______________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

_______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     295,319

_______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES


[_]

_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.87%

_______________________________________________________________________

CUSIP No. 353487101	                  13D         Page 5 of 12 Pages

14   TYPE OF REPORTING PERSON

     PN OO (LLC)

_______________________________________________________________________
______________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


	SANTA MONICA PARTNERS II, L.P.    		48-1289758
      	SANTA MONICA PARTNERS ASSET MANAGEMENT LLC  	42-1582565

_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]
_______________________________________________________________________
3    SEC USE ONLY


_______________________________________________________________________
4    SOURCE OF FUNDS

          OO

______________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]



_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

_______________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,800

   SHARES
_______________________________________________________________________
               8    SHARED VOTING POWER


BENEFICIALLY
                    None
  OWNED BY

CUSIP No. 353487101	                  13D         Page 6 of 12 Pages

_______________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,800

   PERSON
_______________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

_______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,800

_______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES


[_]

_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.129%

_______________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN OO (LLC)

_______________________________________________________________________

The inclusion of SMP Asset Management LLC in this Statement shall not be construed as an admission that such party is, for purposes of
Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

_______________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          LAWRENCE J. GOLDSTEIN

_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]

CUSIP No. 353487101	                  13D         Page 7 of 12 Pages

_______________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________
4    SOURCE OF FUNDS

          PF, OO

_______________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]



_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

_______________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         14,500

   SHARES
_______________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY

_______________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         14,500

   PERSON
_______________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

_______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,500

_______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

CUSIP No. 353487101	                  13D         Page 8 of 12 Pages

[_]

_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.239%

_______________________________________________________________________
14   TYPE OF REPORTING PERSON

     IA

_______________________________________________________________________
_______________________________________________________________________


                 FRANKLIN CREDIT MANAGEMENT CORP
			SCHEDULE 13D


Item 1.  Security and Issuer.


This statement on Schedule 13D (this "Statement") relates to the common stock with $1.00 par value (the "Shares") of Franklin Credit Management Corporation (the "Issuer"). The principal offices of the Issuer are located at Six Harrison Street, New York, New York 10013.

Item 2.   Identity and Background.

(a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement is being filed by Santa Monica Partners, L.P., and Santa Monica Partners II, L.P. which are both New York limited partnerships. This Statement is also being filed on behalf of Santa Monica Partners Asset Management LLC and SMP Asset Management LLC, both Delaware limited liability companies that act as the general partner for Santa Monica Partners Opportunity Fund, L.P., and Santa Monica Partners L.P., respectively and Lawrence J. Goldstein, the president and sole owner of the general partners. Their principal business address is 1865 Palmer Avenue, Larchmont, New York 10538.


(b)-(c) The principal business of Santa Monica Partners and Santa Monica Partners II is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management and Santa Monica Partners Asset Management is to provide investment advice to and to manage the business and affairs of Santa Monica Partners and Santa Monica Partners II. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, Santa Monica Partners

CUSIP No. 353487101	                  13D         Page 9 of 12 Pages

Asset Management, and indirectly, Santa Monica Partners and Santa Monica Partners II. The principal business address of Santa Monica Partners, Santa Monica Partners II, SMP Asset Management, Santa Monica Partners Asset Management, and Mr. Goldstein (collectively, the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.


The source of all funds for purchases of the Shares by Santa Monica Partners was the working capital of Santa Monica Partners. The source of all funds for purchases by SMP Asset Management was the working capital of Santa Monica Partners, which is managed by SMP Asset Management. The source of all funds for purchases of the Shares by Santa Monica Partners II was the working capital of Santa Monica Partners II. The source of all funds for purchases by Santa Monica Partners Asset Management was the working capital of Santa Monica Partners II, which is managed by Santa Monica Partners Asset Management. In addition, Mr. Goldstein may be deemed to be the beneficial owner of shares purchased by Santa Monica Partners and Santa Monica Partners II, which were made with the working capital of Santa Monica Partners and Santa Monica Partners II, respectively. Mr. Lawrence J. Goldstein has accumulated shares of the Issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held. The personal funds and working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired the Shares for investment purposes and intend to review on a continuing basis their investments in the Issuer and may, depending upon their evaluation of the Issuer's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment, or dispose of, the shares in the Issuer.

CUSIP No. 353487101	                  13D         Page 10 of 12 Pages

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Santa Monica Partners beneficially owns in the aggregate 295,319 Shares, based on 6,062,295 outstanding shares constituting 4.87% of the outstanding Shares. SMP Asset Management, as the sole general partner of Santa Monica Partners, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Shares in which Santa Monica Partners may be deemed to possess direct beneficial ownership. Santa Monica Partners II beneficially owns in the aggregate 7,800 Shares, constituting 0.129% of the outstanding Shares. Santa Monica Partners Asset Management, as the sole general partner of Santa Monica Partners, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Shares in which Santa Monica Partners II may be deemed to possess direct beneficial ownership. Mr. Goldstein, as president and sole owner of both SMP Asset Management and Santa Monica Partners Asset Management, may be deemed to have indirect beneficial ownership of the Shares, which SMP Asset Management and Santa Monica Partners Asset Management may beneficially own. Mr. Goldstein disclaims beneficial ownership of such Shares for all other purposes. Mr. Goldstein beneficially owns 14,500 Shares, constituting 0.239% of the outstanding Shares. Mr. Goldstein may also be deemed to have indirect beneficial ownership of the Shares which he beneficially owns.

(b) Santa Monica Partners has the sole power to vote or direct the vote of 295,319 Shares and the sole power to dispose or direct the disposition of such Shares. SMP Asset Management, as sole general partner of Santa Monica Partners, may be deemed to have the sole power to vote or direct the vote of the Shares held by Santa Monica Partners, and the sole power to dispose or direct the disposition of such Shares. Santa Monica Partners II has the sole power to vote or direct the vote of 7,800 Shares and the sole power to dispose or direct the disposition of such Shares. Santa Monica Partners Asset Management, as sole general partner of Santa Monica Partners II, may be deemed to have the sole power to vote or direct the vote of the Shares held by Santa Monica Partners II, and the sole power to dispose or direct the disposition of such Shares.

Mr. Goldstein, as president and sole owner of SMP Asset Management and Santa Monica Partners Asset Management, may be deemed to have the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

(c) Santa Monica Partners engaged in the following transactions in Shares of the Issuer during the past 60 days.

Date                  Number of Shares          Price per Share
02/01/2005		 1,700				9.50
02/03/2005		 8,390			       10.06
03/02/2005		16,800			       12.43
03/04/2005		 2,055			       13.00

CUSIP No. 353487101	                  13D         Page 11 of 12 Pages

Santa Monica Partners II engaged in the following transactions in Shares of the Issuer during the past 60 days.

Date                  Number of Shares          Price per Share
02/01/2005		 7,800				9.50

Lawrence Goldstein engaged in the following transactions in Shares of the Issuer during the past 60 days.

Date                  Number of Shares          Price per Share
03/02/2005		 1500			       12.43

All transactions involved purchases of Shares on the over-the-counter Nasdaq market. No other Reporting Person effected transactions in Shares of the Issuer during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows: (i) the partnership agreement of Santa Monica Partners contains provisions whereby SMP Asset Management may, after certain adjustments, receive a percentage of profits, if any, derived from Santa Monica Partner's investments, and (ii) the partnership agreement of Santa Monica Partners II contains provisions whereby Santa Monica Partners Asset Management may, after certain adjustments, receive a percentage of profits, if any, derived from Santa Monica Partner's II investments.

Item 7.  Material to be filed as Exhibits.

         None.
                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 9, 2005

CUSIP No. 353487101	        13D         Page 11 of 12 Pages


			      SANTA MONICA PARTNERS, L.P.



				By: SMP ASSET MANAGEMENT LLC

                     	       By: /s/LAWRENCE J. GOLDSTEIN
                             ---------------------------------
                             Lawrence J. Goldstein, President

                             SMP ASSET MANAGEMENT LLC

                             By: /s/LAWRENCE J. GOLDSTEIN
                             ---------------------------------
                             Lawrence J. Goldstein, President

                             SANTA MONICA PARTNERS II, L.P.
                             By: SMP ASSET MANAGEMENT LLC

                             By: /s/LAWRENCE J. GOLDSTEIN
                             ---------------------------------
                             Lawrence J. Goldstein, President

			SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

                             By: /s/LAWRENCE J. GOLDSTEIN

			      ---------------------------------
                             Lawrence J. Goldstein, President



                             /s/LAWRENCE J. GOLDSTEIN
                             ---------------------------------
                             Lawrence J. Goldstein


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).